SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

TranS1, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89385X 105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages
Exhibit Index on Page 14

CUSIP NO. 89385X 105	13 G	Page 2 of 17 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VI, L.P. (“DV VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,236,272 shares, except that Delphi Management Partners VI, L.L.C. (“DMP VI”), the general partner of DV VI, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,236,272 shares, except that DMP VI, the general partner of DV VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,272
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89385X 105	13 G	Page 3 of 17 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VI, L.P. (“DBI VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

22,362 shares, except that DMP VI, the general partner of DBI VI, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

22,362 shares, except that DMP VI, the general partner of DBI VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,362
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89385X 105	13 G	Page 4 of 17 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  DMP VI, the general partner of DV VI and DBI VI, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  DMP VI, the general partner of DV VI and DBI VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 89385X 105	13 G	Page 5 of 17 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Bochnowski is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Bochnowski is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 6 of 17 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Douglass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Douglass is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Douglass is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 7 of 17 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Maroney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Maroney is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Maroney is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 8 of 17 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas A. Roeder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,000 shares
6

SHARED VOTING POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Roeder is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 6,000 shares
8

SHARED DISPOSITIVE POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Roeder is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 9 of 17 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deepika R. Pakianathan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500 shares
6

SHARED VOTING POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Pakianathan is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 500 shares
8

SHARED DISPOSITIVE POWER

2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  Pakianathan is a managing member of DMP VI, the general partner of DV VI and DBI VI, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,259,134
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105	13 G	Page 10 of 17 Pages

ITEM 1(A).

NAME OF ISSUER:

TranS1, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

411 Landmark Drive
Wilmington, NC 28412-6303

ITEM 2(A).

NAME OF PERSONS FILING:

This statement is filed by Delphi Ventures VI, L.P., a Delaware limited partnership (“DV VI”), Delphi BioInvestments VI, L.P., a Delaware limited partnership (“DBI VI”), Delphi Management Partners VI, L.L.C., a Delaware limited liability company (“DMP VI”) and the general partner of DV VI and DBI VI, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VI.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DMP VI is the general partner of DV VI and DBI VI and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV VI and DBI VI.  Bochnowski, Douglass, Maroney, Roeder and Pakianathan are the managing members of DMP VI and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV VI and DBI VI.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures

3000 Sand Hill Road

Building 1 – Suite 135

Menlo Park, CA  94025

ITEM 2(C)

CITIZENSHIP:

DV VI and DBI VI are Delaware limited partnerships.  DMP VI is a Delaware limited liability company.  Bochnowski, Douglass, Maroney, Roeder and Pakianathan are United States citizens.

ITEM 2(D) AND ITEM 2(E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock

CUSIP # 89385X 105

ITEM 3.

Not Applicable.

CUSIP NO. 89385X 105	13 G	Page 11 of 17 Pages

ITEM 4.

OWNERSHIP:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2007:

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Under certain circumstances set forth in the limited partnership agreements of DV VI and DBI VI, and the limited liability company agreement of DMP VI, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

CUSIP NO. 89385X 105	13 G	Page 12 of 17 Pages

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.

CERTIFICATION:

Not applicable.

CUSIP NO. 89385X 105	13 G	Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2008

Entities: DELPHI MANAGEMENT PARTNERS VI, L.L.C. DELPHI VENTURES VI, L.P. DELPHI BIOINVESTMENTS VI, L.P.	By: /s/ Douglas A. Roeder Douglas A. Roeder, Attorney-in-fact for above-listed entities
Individuals: James J. Bochnowski David L. Douglass John F. Maroney Douglas A. Roeder Deepika R. Pakianathan, Ph.D.	By: /s/ Douglas A. Roeder Douglas A. Roeder, Attorney-in-fact for above-listed individuals

CUSIP NO. 89385X 105	13 G	Page 14 of 17 Pages

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	15
Exhibit B: Power of Attorney	16

CUSIP NO. 89385X 105	13 G	Page 15 of 17 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of TranS1, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 7, 2008

Entities: DELPHI MANAGEMENT PARTNERS VI, L.L.C. DELPHI VENTURES VI, L.P. DELPHI BIOINVESTMENTS VI, L.P.	By: /s/ Douglas A. Roeder Douglas A. Roeder, Attorney-in-fact for above-listed entities
Individuals: James J. Bochnowski David L. Douglass John F. Maroney Douglas A. Roeder Deepika R. Pakianathan, Ph.D.	By: /s/ Douglas A. Roeder Douglas A. Roeder, Attorney-in-fact for above-listed individuals

CUSIP NO. 89385X 105	13 G	Page 16 of 17 Pages

EXHIBIT B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Delphi Management Partners VI, L.L.C. or such other person or entity as is designated in writing by Douglas Roeder (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Douglas A. Roeder (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date:  February 7, 2008

DELPHI MANAGEMENT PARTNERS VI, L.L.C.

By:

 /s/ Douglas A. Roeder

Douglas A. Roeder, Managing Member

DELPHI VENTURES VI, L.P.

By:

Delphi Management Partners VI, L.L.C.,

Its General Partner

By:

 /s/ Douglas A. Roeder

Douglas A. Roeder, Managing Member

CUSIP NO. 89385X 105	13 G	Page 17 of 17 Pages

DELPHI BIOINVESTMENTS VI, L.P.

By:

Delphi Management Partners VI, L.L.C.,

Its General Partner

By:

 /s/ Douglas A. Roeder

Douglas A. Roeder, Managing Member

JAMES J. BOCHNOWSKI

By:

 /s/ James J. Bochnowski

James J. Bochnowski

DAVID L. DOUGLASS

By:

/s/ David L. Douglass

David L. Douglass

JOHN F. MARONEY

By:

/s/ John F. Maroney

John F. Maroney

DOUGLAS A. ROEDER

By:

/s/ Douglas A. Roeder

Douglas A. Roeder

DEEPIKA R. PAKIANATHAN, PH.D.

By:

/s/ Deepika R. Pakianathan, Ph.D.

Deepika R. Pakianathan, Ph.D.